Contatta

www.linkedin.com/in/fabiocaironi (LinkedIn)

Competenze principali

Corporate Finance
Product Management
Business Management

Languages

Francese (Elementary)
Inglese (Professional Working)
Italiano (Native or Bilingual)

Certifications

First Certificate in English
Excel Skills for Business: Essentials
Excel Skills for Business: Intermediate I
Certificate of achievement of EFSET level C2 in English

Publications

A ShinyApp with Built-In Interactive Computations on the COVID-19 Outbreak in Italy

Fabio Caironi

CEO & Founder @ ByteNite | BSc. Mathematics
San Francisco, California, Stati Uniti d'America

Riepilogo

I am a 26-year-old tech entrepreneur, born and raised in Italy. In 2021 I founded ByteNite, a distributed computing start-up building the world's first commercially viable grid computing project focussing on video encoding, 3D rendering, and AI.
I'm also a (professional) piano player, and dancer, with 15+ years of experience in performing arts.

Esperienza

ByteNite
CEO and Founder
maggio 2021 - Present (2 anni 4 mesi)
San Francisco, California, United States

Borsa Italiana
Data Science Lab Intern
febbraio 2021 - marzo 2021 (2 mesi)

Modelling, Clustering and Forecasting Post Trade data:
• Extraction and modelling of financial series.
• Machine Learning and Deep Learning models for financial forecasts.
• Building of ML production pipeline in the cloud.

Università degli Studi di Milano
Data Analysis Assistant
ottobre 2020 - febbraio 2021 (5 mesi)
Milano

• Research Assistant: testing the predictive accuracy of COVID-19 forecasts of several forecasting teams in the US.
• Web dashboard Developer

Formazione

Università degli Studi di Milano

Laurea Magistrale, Data Science and Economics · (2019 - 2022)

Conservatorio di Milano

Corso Accademico di I Livello, Pianoforte · (2016 - 2020)

Università degli Studi di Milano

Laurea Triennale, Matematica · (2016 - 2019)